UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES AND EXCHANGE ACT OF 1934

Sears Hometown and Outlet Stores, Inc.

(Name of Issuer)

SEARS HOMETOWN AND OUTLET STORES, INC.

TRANSFORM HOLDCO LLC

TRANSFORM MERGER CORPORATION

ESL PARTNERS, L.P.

ESL INVESTMENTS, INC.

EDWARD S. LAMPERT

RBS PARTNERS, L.P.

(Names of Person(s) Filing Statement)

COMMON STOCK

(Title of Class of Securities)

812362101

(CUSIP Number of Class of Securities)

Luke J. Valentino Transform Holdco LLC 333 Beverly Road Hoffman Estates, IL 60179 (847) 286-2500	Charles J. Hansen Sears Hometown and Outlet Stores, Inc. 5500 Trillium Boulevard, Suite 501 Hoffman Estates, Illinois 60192 (847) 286-7000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With Copies to:

Benet J. O’Reilly Neil R. Markel Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, New York 10006	Creighton O’M. Condon Rory B. O’Halloran Cody L. Wright Shearman & Sterling LLP 599 Lexington Avenue New York, New York 10022

This statement is filed in connection with (check the appropriate box):

☒	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	b.	The filing of a registration statement under the Securities Act of 1933.

☐	c.	A tender offer.

☐	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☒

Check the following box if the filing is a final amendment reporting the results of the transaction  ☐

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$23,078,592	$2,797.13

*

The transaction valuation is estimated solely for purposes of calculating the filing fee. The transaction valuation was determined based upon 10,257,152 shares of common stock (being 22,702,132 shares of common stock plus 781,618 restricted stock units issued and outstanding minus 13,226,598 shares of common stock beneficially owned in the aggregate by ESL Partners, L.P. and Edward S. Lampert as of July 24, 2019) multiplied by the per share Base Merger Consideration of $2.25.

**

In accordance with Section 14(g) of the Securities Exchange Act of 1934, as amended, and Rule 0-11(c)(1) promulgated thereunder, the filing fee was determined by multiplying 0.0001212 by the aggregate merger consideration.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: $2,797.13	Filing Party: Sears Hometown and Outlet Stores, Inc.

Form or registration No.: Schedule 14C	Date Filed: July 25, 2019

INTRODUCTION

This Transaction Statement on Schedule 13E-3 (this “Transaction Statement”), together with the exhibits hereto, is being filed by (i) Sears Hometown and Outlet Stores, Inc., a Delaware corporation (the “Company”), (ii) Transform Holdco LLC, a Delaware limited liability company (“Transform”), (iii) Transform Merger Corporation, a Delaware corporation (“Merger Subsidiary”), (iv) ESL Partners, L.P., a Delaware limited partnership (“Partners”), (v) RBS Partners, L.P., a Delaware limited partnership (“RBS”), (vi) ESL Investments, Inc., a Delaware corporation (“ESL Investments”), and (vii) Edward S. Lampert, a United States citizen (each of (i) through (vii), a “Filing Person”). The Company has filed, concurrently with the filing of this Transaction Statement, an information statement on Schedule 14C (the “Information Statement”). A copy of the Information Statement is attached hereto as Exhibit (a)(1) and a copy of the Merger Agreement (as defined below) is attached as Annex A to the Information Statement. All references in this Transaction Statement to Items numbered 1001 to 1016 are references to Items contained in Regulation M-A promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

This Transaction Statement relates to the Agreement and Plan of Merger, dated as of June 1, 2019 (the “Merger Agreement”), among the Company, Transform and Merger Subsidiary, pursuant to which Merger Subsidiary will merge with and into the Company (the “Merger”). Prior to completion of the Merger, the Company is being afforded an opportunity to market and sell the Company’s Sears Outlet and Buddy’s Home Furnishing Stores businesses to a third party (an “Outlet Sale”).

If the Merger is completed, each share of common stock, par value $0.01, of the Company (“Company Common Stock”) issued and outstanding immediately prior to the effective time of the Merger (except for shares (i) owned by the Company as treasury stock or by any subsidiary of either the Company or Transform, (ii) owned by ESL Investments or its investment affiliates, including Edward S. Lampert (together, “ESL”), or Transform, or (iii) held by stockholders who are entitled to demand and who properly demand appraisal under Section 262 of the General Corporation Law of the State of Delaware (the “DGCL”) for such shares) will be cancelled and converted automatically into the right to receive $2.25 in cash, without interest, subject to an upward adjustment (as described in more detail in the Information Statement) in the event that an Outlet Sale that satisfies certain criteria specified in the Merger Agreement is completed prior to the closing of the Merger (the “Merger Consideration”). Any payment of the Merger Consideration will be subject to any required withholding taxes.

Under Section 251 of the DGCL and the applicable provisions of the Company’s Certificate of Incorporation (as amended) and Amended and Restated Bylaws, the adoption of the Merger Agreement by the Company’s stockholders required the affirmative vote or written consent of the holders of a majority of the outstanding shares of Company Common Stock. On June 1, 2019, immediately following execution of the Merger Agreement, Edward S. Lampert and Partners (together, the “Principal Stockholders”) caused to be delivered to the Company an irrevocable written consent (the “Written Consent”) adopting and approving the Merger Agreement and the transactions contemplated thereby, including the Merger, and approving any Outlet Sale to the extent such Outlet Sale would constitute a sale of substantially all of the Company’s property and assets and be subject to the stockholder approval requirements of Section 271(a) of the DGCL, in respect of 13,226,598 shares of Company Common Stock, representing approximately 58.3% of the outstanding shares of Company Common Stock entitled to act by written consent with respect to the adoption of the Merger Agreement and any Outlet Sale. Accordingly, the adoption and approval of the Merger Agreement and the transactions contemplated thereby, including the Merger, and any Outlet Sale, became effective on June 1, 2019. No further approval of the stockholders of the Company is required to adopt or approve the Merger Agreement or the transactions contemplated thereby, including the Merger, or any Outlet Sale. A copy of the Written Consent is attached as Annex C to the Information Statement and incorporated by reference hereto as Exhibit (d)(4).

Pursuant to General Instruction F to Schedule 13E-3, the information in the Information Statement, including all annexes thereto, is expressly incorporated herein by reference in its entirety, and responses to each item herein are qualified in their entirety by the information contained in the Information Statement. The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Information Statement of the information required to be included in response to the items of Schedule 13E-3. As of the date hereof, the Information Statement is in preliminary form and is subject to completion. Terms used but not defined in this Transaction Statement shall have the meanings given to them in the Information Statement.

All information contained in, or incorporated by reference into, this Transaction Statement concerning each Filing Person has been supplied by such Filing Person.

Item 1.	Summary Term Sheet

Regulation M-A Item 1001

Summary Term Sheet. The information set forth under the following captions in the Information Statement is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Merger and the Potential Outlet Sale”

Item 2.	Subject Company Information

Regulation M-A Item 1002

(a)	Name and Address. The information set forth under the following captions in the Information Statement is incorporated herein by reference:

“Summary Term Sheet—Parties Involved in the Merger—Sears Hometown and Outlet Stores, Inc.”

“Parties Involved in the Merger—Sears Hometown and Outlet Stores, Inc.”

“Important Additional Information Regarding the Company—About the Company and its Business”

(b)	Securities. The information set forth under the following captions in the Information Statement is incorporated herein by reference:

“Summary Term Sheet—Parties Involved in the Merger—Sears Hometown and Outlet Stores, Inc.”

“Parties Involved in the Merger—Sears Hometown and Outlet Stores, Inc.”

“Important Additional Information Regarding the Company—Security Ownership of Certain Beneficial Owners and Management”

(c)-(d)	Trading Market and Price; Dividends. The information set forth under the following captions in the Information Statement is incorporated herein by reference:

“Summary Term Sheet—Market Price of Company Common Stock and Dividend Data”

“Important Additional Information Regarding the Company—Market Prices and Dividend Data”

(e)	Prior Public Offerings. Not applicable.

(f)

Prior Stock Purchases. On November 8, 2017, Mr. Lampert acquired 219,989 shares of Common Stock for an aggregate purchase price of $329,983.50 (excluding commissions) or approximately $1.50 per share on average, using personal funds. On December 8, 2017, Mr. Lampert acquired 95,156 shares of Common Stock for an aggregate purchase price of $137,976.20 (excluding commissions) or approximately $1.45 per share on average, using personal funds.

Item 3.	Identity and Background of Filing Persons

Regulation M-A Item 1003

(a)-(b)	Name and Address; Business and Background of Entities. The information set forth under the following captions in the Information Statement is incorporated herein by reference:

“Summary Term Sheet—Parties Involved in the Merger”

“Parties Involved in the Merger”

“Important Additional Information Regarding the Company—About the Company and its Business”

“Important Additional Information Regarding the Company—Directors and Executive Officers”

“Important Additional Information Regarding the ESL Filing Parties—Information on Entities”

“Important Additional Information Regarding the ESL Filing Parties—Information on Natural Persons”

(c)	Business and Background of Natural Persons. The information set forth under the following captions in the Information Statement is incorporated herein by reference:

“Important Additional Information Regarding the Company—Directors and Executive Officers”

“Important Additional Information Regarding the ESL Filing Parties—Information on Natural Persons”

Item 4.	Terms of the Transaction

Regulation M-A Item 1004

(a)	Material Terms. The information set forth under the following captions in the Information Statement is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Merger and the Potential Outlet Sale”

“Special Factors—Recommendation of the Special Committee and Reasons for Recommendation”

“Special Factors—Recommendation of the Board of Directors and Reasons for Recommendation”

“Special Factors—Position of ESL on the Fairness of the Merger”

“Special Factors—Purposes and Reasons of the Company in Connection With the Merger”

“Special Factors—Purposes and Reasons of the ESL Filing Parties in Connection With the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Material U.S. Federal Income Tax Consequences of the Merger”

“Special Factors—Anticipated Accounting Treatment of the Merger”

“The Merger Agreement”

“Annex A: Merger Agreement”

(c)	Different Terms. The information set forth under the following captions in the Information Statement is incorporated herein by reference:

“Summary Term Sheet—Interests of Directors and Executive Officers in the Merger”

“Summary Term Sheet—Merger Consideration”

“Summary Term Sheet—Treatment of the Company’s Equity Awards and Other Incentive Compensation”

“Questions and Answers about the Merger and the Potential Outlet Sale”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of Directors and Executive Officers in the Merger”

“The Merger Agreement—The Merger Consideration”

“The Merger Agreement—Treatment of the Company’s Equity Awards and Other Incentive Compensation”

“The Merger Agreement—Other Covenants and Agreements”

“Annex A: Merger Agreement”

(d)	Appraisal Rights. The information set forth under the following captions in the Information Statement is incorporated herein by reference:

“Summary Term Sheet—Appraisal Rights”

“Questions and Answers about the Merger and the Potential Outlet Sale”

“The Merger Agreement—Merger Consideration”

“The Merger Agreement—Effect of the Merger on Company Common Stock”

“The Merger Agreement—Appraisal Rights”

“Appraisal Rights”

“Annex E: Section 262 of the General Corporation Law of the State of Delaware”

(e)	Provisions for Unaffiliated Security Holders. None

(f)	Eligibility for Trading. Not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

Regulation M-A Item 1005

(a)	Transactions. The information set forth under the following captions in the Information Statement is incorporated herein by reference:

“Special Factors—Background of the Transaction”

“Important Additional Information Regarding the Company—Relationships and Transactions with Related Persons”

(b)-(c)	Significant Corporate Events; Negotiations or Contacts. The information set forth under the following captions in the Information Statement is incorporated herein by reference:

“Summary Term Sheet—The Merger”

“Summary Term Sheet—ESL Letter Agreement”

“Summary Term Sheet—The Written Consent of Stockholders”

“Summary Term Sheet—Source and Amount of Funds”

“Questions and Answers about the Merger and the Potential Outlet Sale”

“Special Factors—Background of the Transaction”

“Special Factors—Recommendation of the Special Committee and Reasons for Recommendation”

“Special Factors—Recommendation of the Board of Directors and Reasons for Recommendation”

“Special Factors—Alternatives to the Merger”

“The Merger Agreement”

“Annex A: Merger Agreement”

“Annex B: ESL Letter Agreement”

“Annex C: Written Consent”

(e)

Agreements Involving the Subject Company’s Securities. Mr. Lampert entered into a letter agreement with Partners, dated as of June 2, 2010 (the “Lock-Up Agreement”), that restricts the purchases and sales by Mr. Lampert of certain securities of the Company. Pursuant to the Lock-Up Agreement, Mr. Lampert generally is required to sell securities of the Company and purchase additional securities of the Company on a pro rata basis with the sales and purchases of securities of the Company made by Partners, and generally must make such sales and purchases on substantially the same terms and conditions as Partners (subject to certain legal, tax, accounting or regulatory considerations). Mr. Lampert is also restricted from certain sales of securities of the Company or purchases of additional securities of the Company except in accordance with the Lock-Up Agreement. The foregoing summary of the Lock-Up Agreement does not purport to be complete and is qualified in its entirety by reference to the Lock-Up Agreement, which is set forth as Exhibit (d)(5) hereto and is incorporated herein by reference. In addition, the information set forth under the following captions in the Information Statement is incorporated herein by reference:

“Special Factors—Interests of Directors and Executive Officers in the Merger”

“The Merger Agreement”

“Important Additional Information Regarding the Company—Security Ownership of Certain Beneficial Owners and Management”

“Annex A: Merger Agreement”

“Annex B: ESL Letter Agreement”

Item 6.	Purpose of the Transaction and Plans or Proposals

Regulation M-A Item 1006

(b)	Use of Securities Acquired. The information set forth under the following captions in the Information Statement is incorporated herein by reference:

“Special Factors—Certain Effects of the Merger”

“The Merger Agreement—Merger Consideration”

“The Merger Agreement—Effect of the Merger on Company Common Stock”

“Annex A: Merger Agreement”

(c)(1)-(8)	Plans. The information set forth under the following captions in the Information Statement is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Merger and the Potential Outlet Sale”

“Special Factors—Background of the Transaction”

“Special Factors—Recommendation of the Special Committee and Reasons for Recommendation”

“Special Factors—Recommendation of the Board of Directors and Reasons for Recommendation”

“Special Factors—Purposes and Reasons of the Company in Connection With the Merger”

“Special Factors—Purposes and Reasons of the ESL Filing Parties in Connection With the Merger”

“Special Factors—Plans for the Company in Connection With the Merger”

“Special Factors—Alternatives to the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Source and Amount of Funds”

“Special Factors—Interests of Directors and Executive Officers in the Merger”

“Special Factors—De-listing and De-registration of Company Common Stock”

“The Merger Agreement”

“Important Additional Information Regarding the Company—Market Prices and Dividend Data”

“Annex A: Merger Agreement”

Item 7.	Purposes, Alternatives, Reasons and Effects

Regulation M-A Item 1013

(a)	Purposes. The information set forth under the following captions in the Information Statement is incorporated herein by reference:

“Special Factors—Background of the Transaction”

“Special Factors—Purposes and Reasons of the Company in Connection With the Merger”

“Special Factors—Purposes and Reasons of the ESL Filing Parties in Connection With the Merger”

“Special Factors—Plans for the Company in Connection With the Merger”

“Special Factors—Certain Effects of the Merger”

(b)	Alternatives. The information set forth under the following captions in the Information Statement is incorporated herein by reference:

“Special Factors—Background of the Transaction”

“Special Factors—Recommendation of the Special Committee and Reasons for Recommendation”

“Special Factors—Recommendation of the Board of Directors and Reasons for Recommendation”

“Special Factors—Position of the Company on the Fairness of the Merger”

“Special Factors—Position of ESL on the Fairness of the Merger”

“Special Factors—Purposes and Reasons of the Company in Connection With the Merger”

“Special Factors—Purposes and Reasons of the ESL Filing Parties in Connection With the Merger”

“Special Factors—Alternatives to the Merger”

(c)	Reasons. The information set forth under the following captions in the Information Statement is incorporated herein by reference:

“Summary Term Sheet—The Merger”

“Summary Term Sheet—Recommendation of the Special Committee”

“Summary Term Sheet—Recommendation of the Board of Directors”

“Special Factors—Background of the Transaction”

“Special Factors—Recommendation of the Special Committee and Reasons for Recommendation”

“Special Factors—Recommendation of the Board of Directors and Reasons for Recommendation”

“Special Factors—Position of the Company on the Fairness of the Merger”

“Special Factors—Position of ESL on the Fairness of the Merger”

“Special Factors—Purposes and Reasons of the Company in Connection With the Merger”

“Special Factors—Purposes and Reasons of the ESL Filing Parties in Connection With the Merger”

“Special Factors—Alternatives to the Merger”

(d)	Effects. The information set forth under the following captions in the Information Statement is incorporated herein by reference:

“Summary Term Sheet—The Merger”

“Summary Term Sheet—Merger Consideration”

“Summary Term Sheet—Interests of Directors and Executive Officers in the Merger”

“Summary Term Sheet—Treatment of the Company’s Equity Awards and Other Incentive Compensation”

“Summary Term Sheet—Material U.S. Federal Income Tax Consequences of the Merger”

“Summary Term Sheet—De-listing and De-registration of Company Common Stock”

“Questions and Answers about the Merger and the Potential Outlet Sale”

“Special Factors—Background of the Transaction”

“Special Factors—Purposes and Reasons of the ESL Filing Parties in Connection With the Merger”

“Special Factors—Plans for the Company in Connection With the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of Directors and Executive Officers in the Merger”

“Special Factors—Material U.S. Federal Income Tax Consequences of the Merger”

“The Merger Agreement—The Merger”

“The Merger Agreement—Merger Consideration”

“The Merger Agreement—Certificate of Incorporation; Bylaws; Directors and Officers”

“The Merger Agreement—Effect of the Merger on Company Common Stock”

“The Merger Agreement—Payment Procedures”

“The Merger Agreement—Treatment of the Company’s Equity Awards and Other Incentive Compensation”

“The Merger Agreement—Conduct of Business Pending the Merger”

“The Merger Agreement—Other Covenants and Agreements”

“Annex A: Merger Agreement”

Item 8.	Fairness of the Transaction

Regulation M-A Item 1014

(a)-(b)	Fairness; Factors Considered in Determining Fairness. The information set forth under the following captions in the Information Statement is incorporated herein by reference:

“Summary Term Sheet—Recommendation of the Special Committee”

“Summary Term Sheet—Recommendation of the Board of Directors”

“Summary Term Sheet—Opinion of PJ Solomon”

“Special Factors—Background of the Transaction”

“Special Factors—Recommendation of the Special Committee and Reasons for Recommendation”

“Special Factors—Recommendation of the Board of Directors and Reasons for Recommendation”

“Special Factors—Opinion of PJ Solomon”

“Special Factors—Position of the Company on the Fairness of the Merger”

“Special Factors—Position of ESL on the Fairness of the Merger”

“Special Factors—Purposes and Reasons of the Company in Connection With the Merger”

“Special Factors—Purposes and Reasons of the ESL Filing Parties in Connection With the Merger”

“Special Factors—Interests of Directors and Executive Officers in the Merger”

“Annex D: PJ Solomon Opinion”

(c)	Approval of Security Holders. The information set forth under the following captions in the Information Statement is incorporated herein by reference:

“Summary Term Sheet—The Written Consent of Stockholders”

“Questions and Answers about the Merger and the Potential Outlet Sale”

“Special Factors—Background of the Transaction”

“Special Factors—Position of the Company on the Fairness of the Merger”

(d)	Unaffiliated Representative. The information set forth under the following captions in the Information Statement is incorporated herein by reference:

“Summary Term Sheet—Recommendation of the Special Committee”

“Summary Term Sheet—Opinion of PJ Solomon”

“Special Factors—Background of the Transaction”

“Special Factors—Recommendation of the Special Committee and Reasons for Recommendation”

“Special Factors—Opinion of PJ Solomon”

“Special Factors—Position of the Company on the Fairness of the Merger”

“Annex D: PJ Solomon Opinion”

(e)	Approval of Directors. The information set forth under the following captions in the Information Statement is incorporated herein by reference:

“Summary Term Sheet—Recommendation of the Special Committee”

“Summary Term Sheet—Recommendation of the Board of Directors”

“Special Factors—Background of the Transaction”

“Special Factors—Recommendation of the Special Committee and Reasons for Recommendation”

“Special Factors—Recommendation of the Board of Directors and Reasons for Recommendation”

(f)	Other Offers. The information set forth under the following captions in the Information Statement is incorporated herein by reference:

“Special Factors—Background of the Transaction”

“Special Factors—Recommendation of the Special Committee and Reasons for Recommendation”

“Special Factors—Recommendation of the Board of Directors and Reasons for Recommendation”

“Special Factors—Position of the Company on the Fairness of the Merger”

“Special Factors—Position of ESL on the Fairness of the Merger”

“Special Factors—Purposes and Reasons of the ESL Filing Parties in Connection With the Merger”

“Special Factors—Alternatives to the Merger”

Item 9.	Reports, Opinions, Appraisals and Certain Negotiations

Regulation M-A Item 1015

(a)-(b)

Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal. The opinion prepared by PJ Solomon and provided to the Special Committee and the Board of Directors, dated May 31, 2019, is attached as Annex D to the Information Statement and incorporated herein by reference. The discussion and/or presentation materials prepared by PJ Solomon and provided to the Special Committee and, in certain instances, the Board of Directors, dated February 5, 2019, April 6, 2019, April 8, 2019, April 23, 2019, April 24, 2019, May 1, 2019, May 2, 2019, May 9, 2019, May 10, 2019, May 26, 2019, May 27, 2019, May 31, 2019 and May 31, 2019, are set forth as Exhibits (c)(2) – (c)(14), respectively, hereto and are incorporated herein by reference. In addition, the information set forth under the following captions in the Information Statement is incorporated herein by reference:

“Summary Term Sheet—Opinion of PJ Solomon”

“Special Factors—Background of the Transaction”

“Special Factors—Recommendation of the Special Committee and Reasons for Recommendation”

“Special Factors—Recommendation of the Board of Directors and Reasons for Recommendation”

“Special Factors—Unaudited Projected Financial Information of the Company”

“Special Factors—Opinion of PJ Solomon”

“Special Factors—Position of the Company on the Fairness of the Merger”

“Special Factors—Position of ESL on the Fairness of the Merger”

“Special Factors—Fees and Expenses”

“Annex D: PJ Solomon Opinion”

(c)

Availability of Documents. The reports, opinions or appraisals referenced in this Item 9 are filed herewith or incorporated by reference herein and will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested holder of Company Common Stock or representative who has been so designated in writing.

Item 10.	Source and Amount of Funds or Other Consideration

Regulation M-A Item 1007

(a)-(b)

Source of Funds; Conditions. Concurrently with the execution of the Merger Agreement, ESL Investments, Inc. executed a commitment letter (the “Equity Commitment Letter”) with Transform pursuant to which ESL Investments, Inc. committed to contribute, or cause to be contributed, approximately $21,000,000 to Transform (subject to the terms and conditions set forth in the Equity Commitment Letter, including the satisfaction or waiver of each of the conditions to the closing of the Merger in the Merger Agreement and the substantially concurrent occurrence of the effective time of the Merger) to be used by Transform to pay the Merger Consideration. A copy of the Equity Commitment Letter is set forth as Exhibit (d)(2) hereto and is incorporated herein by reference. In addition, the information set forth under the following captions in the Information Statement is incorporated herein by reference:

“Summary Term Sheet—Source and Amount of Funds”

“Special Factors—Background of the Transaction”

“Special Factors—Source and Amount of Funds”

(c)	Expenses. The information set forth under the following captions in the Information Statement is incorporated herein by reference:

“Summary Term Sheet—Expenses”

“Special Factors—Fees and Expenses”

“The Merger Agreement—Expenses”

(d)	Borrowed Funds. The information set forth under the following captions in the Information Statement is incorporated herein by reference:

“Special Factors—Source and Amount of Funds”

Item 11.	Interest in Securities of the Subject Company

Regulation M-A Item 1008

(a)	Securities Ownership. The information set forth under the following captions in the Information Statement is incorporated herein by reference:

“Summary Term Sheet—Interests of Directors and Executive Officers in the Merger”

“Special Factors—Interests of Directors and Executive Officers in the Merger”

“Important Additional Information Regarding the Company—Security Ownership of Certain Beneficial Owners and Management”

(b)	Securities Transactions. Not applicable.

Item 12.	The Solicitation or Recommendation

Regulation M-A Item 1012

(d)-(e)

Intent to Tender or Vote in a Going-Private Transaction; Recommendations of Others. The information set forth under the following captions in the Information Statement is incorporated herein by reference:

“Summary Term Sheet—The Written Consent of Stockholders”

“Special Factors—Background of the Transaction”

“Special Factors—Recommendation of the Special Committee and Reasons for Recommendation”

“Special Factors—Recommendation of the Board of Directors and Reasons for Recommendation”

“Special Factors—Interests of Directors and Executive Officers in the Merger”

“Annex C: Written Consent”

Item 13.	Financial Statements

Regulation M-A Item 1010

(a)	Financial Information. The information set forth under the following captions in the Information Statement is incorporated herein by reference:

“Special Factors—Unaudited Projected Financial Information of the Company”

“Important Additional Information Regarding the Company—Historical Consolidated Financial Information”

“Where You Can Find Additional Information”

The Company’s audited consolidated financial statements for the fiscal years ended February 2, 2019 and February 3, 2018, and the notes thereto, contained in the Company’s Annual Report on Form 10-K for the fiscal year ended February 2, 2019, and the Company’s unaudited financial statements for the three-month period ended May 4, 2019, and the notes thereto, contained in the Company’s Quarterly Report on Form 10-Q for the three months ended May 4, 2019, are incorporated herein by reference.

(b)	Pro Forma Information. Not applicable.

Item 14.	Persons/Assets, Retained, Employed, Compensated or Used

Regulation M-A Item 1009

(a)-(b)	Solicitations or Recommendations; Employees and Corporate Assets. The information set forth under the following captions in the Information Statement is incorporated herein by reference:

“Summary Term Sheet—Recommendation of the Special Committee”

“Summary Term Sheet—Recommendation of the Board of Directors”

“Questions and Answers about the Merger and the Potential Outlet Sale”

“Special Factors—Background of the Transaction”

“Special Factors—Recommendation of the Special Committee and Reasons for Recommendation”

“Special Factors—Recommendation of the Board of Directors and Reasons for Recommendation”

“Special Factors—Position of the Company on the Fairness of the Merger”

“Special Factors—Interests of Directors and Executive Officers in the Merger”

“Special Factors—Fees and Expenses”

Item 15.	Additional Information

Regulation M-A Item 1011

(b)	Golden Parachute Compensation. The information set forth under the following caption in the Information Statement is incorporated herein by reference:

“Special Factors—Interests of Directors and Executive Officers in the Merger”

(c)	Other Material Information. The information set forth in the Information Statement, including all annexes thereto, is incorporated herein by reference.

Item 16.	Exhibits

Regulation M-A Item 1016

Exhibit No.	Description

(a)(1)	Information Statement on Schedule 14C filed by Sears Hometown and Outlet Stores, Inc. with the SEC on July 25, 2019 and incorporated herein by reference to such filing (the “Information Statement”).

(a)(2)	Press release issued by Sears Hometown and Outlet Stores, Inc., dated June 3, 2019 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Sears Hometown and Outlet Stores, Inc. on June 3, 2019).

(b)	Not applicable.

(c)(1)	Opinion of PJ Solomon to the Special Committee and the Board of Directors of Sears Hometown and Outlet Stores Inc., dated May 31, 2019 (included as Annex D to the Information Statement and incorporated by reference herein as Exhibit (c)(1)).

(c)(2)	Valuation discussion materials prepared by PJ Solomon, dated February 5, 2019, for the Special Committee of Sears Hometown and Outlet Stores, Inc.

(c)(3)	Discussion materials prepared by PJ Solomon, dated April 6, 2019, for the Special Committee of Sears Hometown and Outlet Stores, Inc.

(c)(4)	Transaction analysis prepared by PJ Solomon, dated April 8, 2019, for the Special Committee of Sears Hometown and Outlet Stores, Inc.

(c)(5)	Valuation summary prepared by PJ Solomon, dated April 23, 2019, for the Special Committee of Sears Hometown and Outlet Stores, Inc.

(c)(6)	Share price analysis prepared by PJ Solomon, dated April 24, 2019, for the Special Committee of Sears Hometown and Outlet Stores, Inc.

(c)(7)	Preliminary valuation materials prepared by PJ Solomon, dated May 1, 2019, for the Special Committee of Sears Hometown and Outlet Stores, Inc.

(c)(8)	Discussion materials prepared by PJ Solomon, dated May 2, 2019, for the Special Committee of Sears Hometown and Outlet Stores, Inc.

(c)(9)	Preliminary valuation materials prepared by PJ Solomon, dated May 9, 2019, for the Special Committee of Sears Hometown and Outlet Stores, Inc.

(c)(10)	Preliminary valuation materials prepared by PJ Solomon, dated May 10, 2019, for the Special Committee of Sears Hometown and Outlet Stores, Inc.

(c)(11)	Preliminary valuation materials prepared by PJ Solomon, dated May 26, 2019, for the Special Committee and the Board of Directors of Sears Hometown and Outlet Stores, Inc.

(c)(12)	Discussion materials prepared by PJ Solomon, dated May 27, 2019, for the Special Committee and the Board of Directors of Sears Hometown and Outlet Stores, Inc.

Exhibit No.	Description

(c)(13)	Valuation materials prepared by PJ Solomon, dated May 31, 2019, for the Special Committee and the Board of Directors of Sears Hometown and Outlet Stores, Inc.

(c)(14)	Discussion materials prepared by PJ Solomon, dated May 31 2019, for the Special Committee and the Board of Directors of Sears Hometown and Outlet Stores, Inc.

(d)(1)	Agreement and Plan of Merger, dated as of June 1, 2019, among Sears Hometown and Outlet Stores, Inc., Transform Holdco LLC and Transform Merger Corporation (included as Annex A to the Information Statement and incorporated by reference herein as Exhibit (d)(1)).

(d)(2)	Equity Commitment Letter, dated as of June 1, 2019, entered into by ESL Investments, Inc. in favor of Transform Holdco LLC.

(d)(3)	Letter Agreement, dated June 1, 2019, by and between Edward S. Lampert and Sears Hometown and Outlet Stores, Inc. (included as Annex B to the Information Statement and incorporated by reference herein as Exhibit (d)(3)).

(d)(4)	Action by Written Consent of ESL Partners, L.P. and Edward S. Lampert, dated June 1, 2019 (included as Annex C to the Information Statement and incorporated by reference herein as Exhibit (d)(4)).

(d)(5)	Lock-Up Agreement, dated June 2, 2010, by and between ESL Partners, L.P. and Edward S. Lampert (incorporated by reference to Exhibit 99.2 to the Statement on Schedule 13D with respect to the common stock of the Company filed by ESL Partners, L.P., ESL Investors, L.L.C., SPE I Partners, LP, SPE Master I, LP, RBS Partners, L.P., ESL Institutional Partners, L.P., RBS Investment Management, L.L.C., CRK Partners, L.L.C., ESL Investments, Inc. and Edward S. Lampert with the SEC on September 12, 2012)

(f)(1)	Rights of Appraisal, incorporated herein by reference to the section titled “Appraisal Rights” in the Information Statement.

(f)(2)	Delaware Code Title 8 § 262 (included as Annex E to the Information Statement and incorporated by reference herein as Exhibit (f)(2)).

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 25, 2019	SEARS HOMETOWN AND OUTLET STORES, INC.

	By:	/s/ Charles J. Hansen
	Name:	Charles J. Hansen
	Title:	Vice President, General Counsel, and Secretary

Dated: July 25, 2019	TRANSFORM HOLDCO LLC

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

Dated: July 25, 2019	TRANSFORM MERGER CORPORATION

	By:	/s/ Kunal S. Kamlani
	Name:	Kunal S. Kamlani
	Title:	President

Dated: July 25, 2019	ESL PARTNERS, L.P.

	By:	RBS Partners, L.P., as its general partner

	By:	ESL Investments, Inc., as its general partner

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

Dated: July 25, 2019	RBS PARTNERS, L.P.

	By:	ESL Investments, Inc., as its general partner

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

Dated: July 25, 2019	ESL INVESTMENTS, INC.

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

Dated: July 25, 2019	EDWARD S. LAMPERT